Exhibit 99.1

Press Release

Kornit Digital

12 Ha`Amal St., Afek Park,

Rosh-Ha`Ayin 4809246, Israel

Tel: +972.3.908.5800

www.kornit.com

Investor Contact

Andrew G. Backman

Global Head of Investor Relations

andrew.backman@kornit.com

Global E-Commerce and Digital Marketplace Executive and Pioneer Jae Hyun Lee Joins Kornit Digital

eBay, Korea Thrunet, and Boston Consulting Group innovator brings extensive international online, business-to-consumer (BTC), and cross-border trade experience and expertise

November 1, 2021, Rosh Ha’ayn, Israel – Kornit Digital Ltd. (NASDAQ: KRNT), a worldwide market leader in digital textile production technologies, announced today it has appointed Jae Hyun (Jay) Lee as a strategic advisor to the Company and Board of Directors. The Company plans to subsequently nominate Mr. Lee for election to the Board at Kornit’s 2022 Annual Shareholder Meeting.

Mr. Lee brings nearly three decades of international executive leadership and a comprehensive background in e-commerce and digital marketplaces, including nearly two decades at global commerce and third-party marketplace leader eBay, where he established the brand’s reputation and presence across the Asia-Pacific region.

Throughout his extensive career at eBay, Mr. Lee pioneered multiple business strategies and models to establish a market-leading position in Asia-Pacific. Responsible for the management and oversight of eBay’s international markets, Mr. Lee built a diverse portfolio of businesses and developed partnerships that rapidly expanded and solidified eBay’s presence throughout the region. He built market-leading positions in Korea via its Gmarket and Auction marketplaces, and Australia via EBay.com.au, while continually staying ahead of competitors with innovative approaches that accelerated customer growth - like online cross-border exports from China-based sellers to eBay’s global consumer base. Mr. Lee also created a new asset light business model and developed partnerships to further expand eBay’s presence in Asia-Pacific markets. In 2017, Mr. Lee took on the leadership role to run eBay’s European business, and in 2019, he assumed responsibility to lead all regions including North American business. Since last year, Mr. Lee returned home to Asia to run eBay’s International business.

Mr. Lee began his career at Boston Consulting Group, where he held various positions in Boston and Seoul, South Korea, before being promoted to Vice President.

Prior to joining eBay, Mr. Lee was Chief Operating Officer and then Chief Executive Officer of Korea Thrunet, the first Korean company to list on the NASDAQ exchange, where he led the Company to become the leading cable-based broadband access provider in Korea.

Kornit Digital’s Chief Executive Officer, Ronen Samuel, commented, “I am excited to welcome Jay as an advisor to the Company and future member of our Board of Directors. His extensive experience in creating global e-commerce and digital marketplace business models—especially with eBay in the Asia Pacific region where we are looking forward to significant long-term growth—his familiarity with innovative technologies and his background in developing international partnerships will no doubt be a tremendous asset to the Company. As Kornit continues to transform and extend our reach in the global fashion industry and become the operating system for on-demand sustainable fashion, we will look forward to his expertise to help bring necessary change to the status quo.”

Mr. Lee commented, “The fashion industry is about to experience a seismic shift, and I am honored to join and provide global insights to the Kornit team as the Company creates an alternative business model with sustainable, on-demand fashion. I admire Kornit’s stated mission to blaze the path in transforming the second most pollutive industry in the world and look forward to working with members of the Board and the Company to help shape the Company’s growth in the years to come.”

Mr. Lee’s engagement commenced on October 28, 2021.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashion and textile production technologies. The company is writing the operating system for fashion with end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.